Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282-2198

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

February 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3010

Washington, DC 20549

Attention: Jessica Livingston

Re:	loanDepot, Inc.

Registration Statement on Form S-1

Filed January 11, 2021, as amended

File No. 333-252024

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of loanDepot, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:30 p.m. Eastern Time on February 4, 2021, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone to the staff of the U.S. Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ C. Erich Bluhm
Name: C. Erich Bluhm
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong
Title: AUTHORIZED SIGNATORY

Credit Suisse Securities (USA) LLC

By:	/s/ Robert Rossi
Name: Robert Rossi
Title: Director

Morgan Stanley & Co. LLC

By:	/s/ Neil Guha
Name: Neil Guha
Title: Executive Director

[Signature Page to Underwriters Acceleration Request Letter]